UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1) *

Scynexis, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
811292101
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G

CUSIP No.	811292101

1	Names of Reporting Persons
Puissance Life Science Opportunities Fund VI
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
126,865
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
126,865
9	Aggregate Amount Beneficially Owned by Each Reporting Person
126,865
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
0.002%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No.	811292101

1	Names of Reporting Persons
Puissance Capital Fund (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
126,865
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
126,865
9	Aggregate Amount Beneficially Owned by Each Reporting Person
126,865
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
0.002%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No.	811292101

1	Names of Reporting Persons
Puissance Capital Management LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
126,865
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
126,865
9	Aggregate Amount Beneficially Owned by Each Reporting Person
126,865
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
0.002%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No.	811292101

1	Names of Reporting Persons
Puissance Capital Management (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
126,865
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
126,865
9	Aggregate Amount Beneficially Owned by Each Reporting Person
126,865
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
0.002%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No.	811292101

1	Names of Reporting Persons
Theodore Wang
2	Check the appropriate box if a member of a Group (see instructions)
(a) [] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
126,865
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
126,865
9	Aggregate Amount Beneficially Owned by Each Reporting Person
126,865
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
0.002%
12	Type of Reporting Person (See Instructions)
IN, HC

Item 1.

(a) Name of Issuer:

Scynexis, Inc.

(b) Address of Issuer's Principal Executive Offices:

1 Evertrust Plaza, 13th Floor, Jersey City, New Jersey 07302-6548

Item 2.

(a) Name of Person Filing:

The persons filing this statement are Puissance Life Science Opportunities Fund VI, a limited liability company registered in the Cayman Islands ("Puissance Life Science Opportunities VI"), Puissance Capital Fund (GP) LLC, a Delaware limited liability company ("Puissance GP"), Puissance Capital Management LP, a Delaware limited partnership ("Puissance Capital Management"), Puissance Capital Management (GP) LLC, a Delaware limited liability company ("Puissance Capital Management GP") and Theodore Wang, a United States citizen ("Mr. Wang" and collectively with Puissance Life Science Opportunities VI, Puissance GP, Puissance Capital Management and Puissance Capital Management GP, the "Reporting Persons").

Puissance GP serves as the managing member of Puissance Life Science Opportunities VI, a private investment fund. Puissance Capital Management serves as the investment manager of Puissance Life Science Opportunities VI. Puissance Capital Management GP serves as the general partner to Puissance Capital Management. Mr. Wang serves as the managing member of both Puissance GP and Puissance Capital Management GP. The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each Reporting Person also disclaims beneficial ownership of the Securities except to the extent of that person's pecuniary interest therein.

(b) Address of Principal Business Office or, if None, Residence:

The business address for each of the Reporting Persons is 950 Third Avenue, 25th Floor, New York, NY 10022.

(c) Citizenship:

See subsection (a) of this Item 2

(d) Title and Class of Securities:

Common Stock

(e) CUSIP No.:

811292101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4. Ownership

(a) Amount Beneficially Owned:

See Items 5-9 and 11 of the cover page for each Reporting Person.

The ownership of common shares of the Issuer reported by each Reporting Person relates to 126,865 shares of Common Stock, or 0.002%, of the Issuer's total issued and outstanding common shares calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), issuable to Puissance Life Science Opportunities VI upon the exercise of 6.0% Convertible Senior Notes of the Issuer, due 2025.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

The Partnership holds the Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Material to Be Filed as Exhibits.

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Item 11. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 13, 2020

Puissance Life Science Opportunities Fund VI*

By: Puissance Capital Fund (GP) LLC,

its managing member

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Fund (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management LP*

By: Puissance Capital Management (GP) LLC,

its general partner

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Theodore Wang*

/s/Theodore Wang

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.